Exhibit 99.2

First Amendment to the

Koppers Holdings Inc. 2020 Long Term Incentive Plan

This First Amendment (this “Amendment”), dated March 22, 2021, to the Koppers Holdings Inc. 2020 Long Term Incentive Plan (the “Plan”), is made and adopted by Koppers Holdings Inc. (the “Company”), subject to approval of the shareholders of the Company as set forth below.

Statement of Purpose

The Plan originally became effective upon approval of the Plan by the Company’s shareholders on May 6, 2020. Pursuant to Section 7(a) of the Plan, the Board of Directors of the Company (the “Board”) may amend the Plan at any time, contingent on approval by the shareholders of the Company, if shareholder approval is required by applicable law or Stock Exchange listing standards. The Board has determined that it is advisable and in the best interest of the Company to amend the Plan as described in this Amendment.

NOW, THEREFORE, the Plan is hereby amended as follows, subject to approval by the shareholders of the Company as set forth below:

1. Capitalized Terms. All capitalized terms used and not defined herein shall have the meanings given thereto in the Plan.

2. Amendment of Section 4(a) of Plan. Section 4(a) of the Plan is hereby amended and restated in its entirety as follows:

(a) Shares Available. Subject to the share counting provisions and adjustment procedures set forth in subsection (b) and (c) below, the aggregate number of Shares reserved and available for issuance under the Plan shall be 2,500,000 shares of the Company’s common stock (representing 1,000,000 previously authorized Shares, plus 1,500,000 newly authorized Shares as of the effective date of the First Amendment to the Plan). In addition, shares of the Company’s common stock underlying any outstanding award granted under the Predecessor Plan that, following the Effective Date, expire, or is terminated, surrendered or forfeited for any reason without issuance of such shares shall be available for the grant of new Awards under this Plan. For this purpose, for any performance-vesting share-based awards granted under the Predecessor Plan that become earned after the Effective Date, (i) any shares earned shall be satisfied from the Predecessor Plan share pool to the extent available, (ii) any shares earned in excess of the Predecessor Plan share pool shall be issued from the aggregate number of Shares available for issuance under this Plan, and (iii) any shares that are not earned as a result of performance results shall be treated as forfeitures in accordance with the preceding sentence. Subject to adjustment pursuant to subsection (c) below, in no event may more than 2,500,000 Shares (representing 1,000,000 previously authorized Shares, plus 1,500,000 newly authorized Shares as of the effective date of the First Amendment to the Plan) in the aggregate, be granted pursuant to Incentive Stock Options granted under the Plan.

3. Reference to and Effect on the Plan. The Plan, as amended hereby, and all other documents, instruments and agreements executed and/or delivered in connection therewith, shall remain in full force and effect, and are hereby ratified and confirmed.

4. Effective Date. This Amendment is adopted by the Board on March 22, 2021 and shall become effective upon the date on which this Amendment is approved by the Company’s shareholders at the 2021 annual meeting.